UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Axtive Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05462R 20 9

(CUSIP Number)

Randall G. Ray, Gardere Wynne Sewell LLP, 1601 Elm Street, Suite 3000, Dallas, Texas 75201, (214) 999-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 05462R 20 9	PAGE 2 OF 8 PAGES

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON G. C. Beachum III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 690,394 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 690,394 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 822,894

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%

14	TYPE OF REPORTING PERSON IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.	Security and Issuer.

This Schedule 13D/A (this “Filing”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), and voting and other contractual rights relating thereto, of Axtive Corporation, a Delaware corporation formerly known as Edge Technology Group, Inc. (the “Company”), which has its principal executive offices located at 5001 LBJ Freeway, Suite 275, Dallas, Texas 75244. The purpose of this Filing is to reflect the beneficial ownership of Common Stock by G. C. Beachum III (the “Reporting Person”).

This Filing effectively amends the Schedule 13D, dated May 23, 2003, filed on behalf of the Reporting Person with the Securities and Exchange Commission (the “Commission”) on June 5, 2003.

All Common Stock numbers, common stock prices, and Preferred Stock conversion price have been adjusted to reflect the Company’s 1-for-10 reverse stock split that was effective on December 23, 2003.

Item 2.	Identity and Background.

(a)	G. C. Beachum III

(b)	5001 LBJ Freeway, Suite 275, Dallas, Texas 75244

(c)	G. C. Beachum III is Executive Vice President, General Manager, and Secretary of the Company.

(d)	G. C. Beachum III has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	G. C. Beachum III has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting her to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	G. C. Beachum III is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On January 19, 2001, the Reporting Person was granted options to purchase 75,000 shares of Common Stock at an exercise price of $15.00 per share. The options vest in five annual installments: options to purchase 18,750 shares of Common Stock became exercisable on January 19, 2001; options to purchase 14,063 shares of Common Stock became exercisable on January 19, 2002; options to purchase 14,063 shares of Common Stock became exercisable on January 19, 2003; options to purchase 14,063 shares of Common Stock became exercisable on January 19, 2004; and options to purchase 14,061 shares of Common Stock will become exercisable on January 19, 2005. Unless exercised, the options will expire on January 19, 2011. Accordingly, options to purchase 60,939 shares of Common Stock are reflected in the Reporting Person’s total beneficial ownership.

On June 21, 2002, pursuant to that certain Bill of Sale and Asset Purchase Agreement, dated as of June 21, 2002, by and between Axtive Software Corporation (“Axtive Software”) and the Company (the “Asset Purchase Agreement”), Axtive Software, a Texas corporation now known as TSTC International Holding Company whose sole shareholder is the Reporting Person (“TSTC”), acquired 40,000 shares of Common Stock and the right to acquire up to 29,768 shares of Common Stock in exchange for certain assets of Axtive Software. Of the 40,000 shares initially issued pursuant to the Asset Purchase Agreement, 20,000 shares were placed in escrow with the Company pursuant to the terms of the Asset Purchase Agreement, and 20,000 shares were subsequently transferred to the Reporting Person. Since the market price per share of the Common Stock did not trade at or above $7.50 during the one-year period beginning on the date of the Asset Purchase Agreement, TSTC was issued, without additional consideration, 29,768 additional shares of Common Stock. The additional shares were also placed in escrow with the Company. The Reporting Person is also the sole director of TSTC and as sole director and sole shareholder has sole voting and dispositive power with respect to such shares. Therefore, the 49,678 shares of Common Stock held by TSTC are reflected in the Reporting Person’s total beneficial ownership.

On May 23, 2003, pursuant to that certain Subscription and Securities Purchase Agreement, dated as of May 22, 2003, by and among the Company, the Reporting Person, and certain other persons (the “Purchase Agreement”), the Reporting Person (i) purchased 125 shares (the “Preferred Shares”) of the Company’s Series A Convertible

Preferred Stock, $0.01 par value per share (the “Preferred Stock”), at a price per share of $1,000, (ii) acquired a warrant to purchase 25,000 shares of Common Stock at a per share exercise price of $2.00 (the “Warrant”), (iii) was obligated to purchase an additional 50 shares of Preferred Stock (the “Additional Shares”) at a price per share of $1,000, and, (iv) upon purchase of the Additional Shares, was entitled to acquire an additional warrant to purchase 10,000 shares of Common Stock (the “Additional Warrant”), at a per share exercise price of $2.00. The obligation to purchase the Additional Shares was further evidenced by that certain irrevocable Subscription Agreement dated May 22, 2003 by and between the Company and the Reporting Person (the “Subscription Agreement”). On July 23, 2003, the Reporting Person completed his purchase of the Additional Shares and was issued the Additional Warrant. The Reporting Person funded his purchase of the Preferred Shares with personal funds.

On May 23, 2003, pursuant to the Purchase Agreement, Beachum Investments, LLC, a Texas limited liability company in which the Reporting Person owns a membership interest (“Beachum Investments”), purchased 360 shares of Preferred Stock (the “LLC Shares”) at a price per share of $1,000 and a warrant to purchase 72,000 shares of Common Stock at a per share exercise price of $2.00 (the “LLC Warrant”). By virtue of the Reporting Person’s 34.72% membership interest in Beachum Investments, 125 shares of the Preferred Stock purchased by Beachum Investments are indirectly beneficially owned by the Reporting Person. The Reporting Person funded his investment in Beachum Investments with personal funds. As of February 26, 2004, there were accrued, but unpaid dividends of $60.00 per share with respect to the LLC Shares.

On May 23, 2003, the Reporting Person was granted options to purchase 300,000 shares of Common Stock at an exercise price of $1.00 per share. The options vest in three installments: options to purchase 200,000 shares of Common Stock became exercisable on May 23, 2003; options to purchase 50,000 shares of Common Stock will become exercisable on May 23, 2004; and options to purchase 50,000 shares of Common Stock will become exercisable on May 23, 2005. Unless exercised, the options will expire on May 23, 2013. Accordingly, options to purchase 200,000 shares of Common Stock are reflected in the Reporting Person’s total beneficial ownership.

On December 15, 2003, pursuant to that certain Subscription and Securities Purchase Agreement, dated as of December 15, 2003, by and among the Company, the Reporting Person, and certain other persons (the “Notes Purchase Agreement”), the Reporting Person (i) purchased a 12% promissory note in the original principal amount of $13,441 (the “Note”) for a purchase price equal to the principal amount and (ii) acquired a warrant to purchase 67,205 shares of Common Stock at a per share exercise price of $1.10, which was fully exercisable upon issuance (the “Notes Warrant”). The notes sold by the Company pursuant to the Notes Purchase Agreement were secured by the Company’s assets, including the stock of its subsidiaries and other equity investments. The Reporting Person funded his purchase of the Note with the Company’s repayment of principal and accrued and unpaid interest on the Reporting Person’s September 11, 2003, bridge loan to the Company. The bridge loan was made to the Company with personal funds.

On February 26, 2004, pursuant to that certain Subscription and Securities Purchase Agreement, dated as of February 26, 2004, by and among the Company, the Reporting Person, and certain other persons (the “Common Stock Purchase Agreement”), the Reporting Person purchased 174,853 shares of Common Stock in consideration of the conversion of the Note and the Notes Warrant. The effective purchase price per share was $0.07687.

Effective with the closing of the Common Stock Purchase Agreement, the holders of more than 75% of the Preferred Stock consented to an automatic conversion of the outstanding shares of Preferred Stock. Accordingly, the Preferred Shares were converted into 132,500 shares of Common Stock, the Additional Shares were converted into 52,334 shares of Common Stock, and the Reporting Person’s beneficial ownership in the LLC Shares was converted into 132,500 shares of Common Stock. In addition, as a material inducement to the closing of the Common Stock Purchase Agreement, the Reporting Person and Beachum Investments each waived and terminated all rights in and to the Warrant, the Additional Warrant, and the LLC Warrant, respectively, effective as of February 26, 2004.

The conversion price of the Preferred Stock was $1.00. The conversion was determined by dividing the liquidation price with respect to the Preferred Stock, which is equal to the issuance price of $1,000 per share plus any accrued, but unpaid dividends, by the conversion price. As of February 26, 2004, there were accrued, but unpaid dividends of $60.00 per share with respect to the Preferred Shares and $46.67 per share with respect to the Additional Shares.

Item 4.	Purpose of Transaction.

Other than as described above, the Reporting Person does not have any specific plans or proposals that relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any change in the present capitalization or dividend policy of the Company; any other material change in the Company’s business or corporate structure; changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Act; or any action similar to any of those enumerated above; provided, however, that the Reporting Person reserves the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 5.	Interest in Securities of the Issuer.

(a)	The following chart reflects the number of shares of Common Stock beneficially owned by the Reporting Person and the percentage of the outstanding Common Stock such shares represent:

Name	Shares	Percentage
G. C. Beachum III	822,894	2.5%

Includes options to purchase an aggregate of 260,939 shares of Common Stock, which are currently exercisable. The percentage calculation is based upon 33,302,996 shares of Common Stock outstanding, based on information from the Company as of February 26, 2004, which gives effect to the initial closing of the Common Stock Purchase Agreement and the automatic conversion of the Preferred Stock. The number of outstanding shares reflects the reverse stock split, including the rounding up of otherwise fractional shares to the nearest whole share.

(b)	The Reporting Person has sole voting and dispositive power over 690,394 shares of Common Stock. This number includes the 49,768 shares of Common Stock owned by TSTC by virtue of the Reporting Person’s 100% stock ownership in and position as sole director of TSTC.

132,500 shares of Common Stock issuable are owned by Beachum Investments and are treated as being beneficially owned by the Reporting Person by virtue of his membership interest in Beachum Investments. The Reporting Person has no voting or dispositive power with respect to such shares

(c)	See Item 3.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 21, 2002, pursuant to that certain Bill of Sale and Asset Purchase Agreement, dated as of June 21, 2002, by and between Axtive Software and the Company, the Reporting Person purchased 400,000 shares of Common Stock and the right to acquire 297,674 shares of Common Stock in exchange for certain assets of Axtive Software.

On May 23, 2003, pursuant to the Purchase Agreement, the Reporting Person (i) purchased the Preferred Shares, at a price per share of $1,000, (ii) acquired the Warrant, (iii) was obligated to purchase the Additional Shares at a price per share of $1,000, and, (iv) upon purchase of the Additional Shares, acquired the Additional Warrant, at a per share exercise price of $0.20. The obligation to purchase the Additional Shares was further evidenced by the Subscription Agreement. The Reporting Person also entered into a Registration Rights Agreement with the Company and the other parties to the Purchase Agreement providing certain registration rights with respect to the shares of Common Stock issuable upon conversion of the Preferred Stock.

Pursuant to that certain Acknowledgement of Discharge of Indebtedness, Release of Claims and Agreement, dated as of May 22, 2003, by and among the Reporting Person, the Company, and Graham C. Beachum II (the “Acknowledgement”), the Reporting Person and Graham C. Beachum II acknowledged and agreed that certain scheduled indebtedness owing from the Company to either of the Reporting Person or Graham C. Beachum II was discharged in full as the date thereof. Pursuant to the Acknowledgement, the Reporting Person and Graham C. Beachum II also released the Company and its affiliates from any and all claims, liability, losses, and damages with respect to all obligations, covenants, or commitments of the Company to or in favor of either of the Reporting Person or Graham C. Beachum II arising under such indebtedness. Such acknowledgment and release were granted as partial consideration for the Company’s issuance of shares of Preferred Stock to the Reporting Person pursuant to the Purchase Agreement.

On December 15, 2003, pursuant to the Notes Purchase Agreement, the Reporting Person acquired from the Company a 12% secured promissory note in the original principal amount of $13,441 and the Notes Warrant.

On February 26, 2004, pursuant to the Common Stock Purchase Agreement, the Reporting Person acquired from the Company 174,853 shares of Common Stock. The Reporting Person also entered into a Registration Rights Agreement with the Company and the other parties to the Common Stock Purchase Agreement providing certain registration rights with respect to the shares of Common Stock issuable pursuant to the Common Stock Purchase Agreement.

Item 7.	Material to be Filed as Exhibits.

1.	Bill of Sale and Asset Purchase Agreement, dated as of June 21, 2002, by and between Axtive Software Corporation and Edge Technology Group, Inc. (incorporated by reference to Exhibit 10.28 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, and filed with the Commission on August 19, 2002).

2.	Acknowledgement of Discharge of Indebtedness, Release of Claims and Agreement, dated as of May 22, 2003, by and among Graham C. Beachum II, the Reporting Person, and Axtive Corporation (incorporated by reference to Exhibit 1 to the Schedule 13D dated May 23, 2003, and filed by Graham C. Beachum II with the Commission on June 2, 2003).

3.	Subscription and Securities Purchase Agreement, dated as of May 22, 2003, by and among Axtive Corporation, Demand Aggregation Solutions, LLC, Beachum Investments, LLC, Sandera Partners, L.P., GCA Strategic Investment Fund Limited, Kerry Osborne, and the Reporting Person (incorporated by reference to Exhibit 3 to the Schedule 13D dated May 23, 2003, and filed by the Reporting Person with the Commission on June 5, 2003).

4.	Subscription Agreement, dated May 22, 2003, by and between Axtive Corporation and the Reporting Person (incorporated by reference to Exhibit 4 to the Schedule 13D dated May 23, 2003, and filed by the Reporting Person with the Commission on June 5, 2003).

5.	Warrant to Purchase Common Stock of Axtive Corporation, dated as of May 23, 2003, executed by Axtive Corporation and issued to the Reporting Person (incorporated by reference to Exhibit 5 to the Schedule 13D dated May 23, 2003, and filed by the Reporting Person with the Commission on June 5, 2003).

6.	Warrant to Purchase Common Stock of Axtive Corporation, dated as of May 23, 2003, executed by Axtive Corporation and issued to Beachum Investments (incorporated by reference to Exhibit 6 to the Schedule 13D dated May 23, 2003, and filed by the Reporting Person with the Commission on June 5, 2003).

7.	Subscription and Securities Purchase Agreement, dated as of December 15, 2003, by and among Axtive Corporation, the Reporting Person, Jack E. Brown, Paul Morris, U.S. Technology Investors, LLC, GCA Strategic Investment Fund Limited, and Agincourt, L.P.

8.	Subscription and Securities Purchase Agreement, dated as of February 26, 2004, by and among Axtive Corporation, the Reporting Person, B/K Venture Capital, LLP, Sandera Partners, L.P., W. Robert Dyer, Jr., Jack E. Brown, Paul Morris, U.S. Technology Investors, LLC, GCA Strategic Investment Fund Limited, and Agincourt, L.P.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 2, 2004	/s/ G. C. BEACHUM III

G. C. Beachum III, Individually

Exhibit Index

1	Bill of Sale and Asset Purchase Agreement, dated as of June 21, 2002, by and between Axtive Software Corporation and Edge
Technology Group, Inc. (incorporated by reference to Exhibit 10.28 to the Company’s Quarterly Report on Form 10-Q for the
quarter ended June 30, 2002, and filed with the Commission on August 19, 2002).

2	Acknowledgement of Discharge of Indebtedness, Release of Claims and Agreement, dated as of May 22, 2003, by and among Graham C. Beachum II, the Reporting Person, and Axtive Corporation (incorporated by reference to Exhibit 1 to the Schedule 13D dated May 23, 2003, and filed by Graham C. Beachum II with the Commission on June 2, 2003).

3	Subscription and Securities Purchase Agreement, dated as of May 22, 2003, by and among Axtive Corporation, Demand Aggregation Solutions, LLC, Beachum Investments, LLC, Sandera Partners, L.P., GCA Strategic Investment Fund Limited, Kerry Osborne, and the Reporting Person (incorporated by referenced to Exhibit 3 to the Schedule 13D dated May 23, 2003, and filed by the Reporting Person with the Commission on June 5, 2003).

4	Subscription Agreement, dated May 22, 2003, by and between Axtive Corporation and the Reporting Person (incorporated by referenced to Exhibit 4 to the Schedule 13D dated May 23, 2003, and filed by the Reporting Person with the Commission on June 5, 2003).

5	Warrant to Purchase Common Stock of Axtive Corporation, dated as of May 23, 2003, executed by Axtive Corporation and issued to the Reporting Person (incorporated by referenced to Exhibit 5 to the Schedule 13D dated May 23, 2003, and filed by the Reporting Person with the Commission on June 5, 2003).

6	Warrant to Purchase Common Stock of Axtive Corporation, dated as of May 23, 2003, executed by Axtive Corporation and issued to Beachum Investments (incorporated by referenced to Exhibit 6 to the Schedule 13D dated May 23, 2003, and filed by the Reporting Person with the Commission on June 5, 2003).

7	Subscription and Securities Purchase Agreement, dated as of December 15, 2003, by and among Axtive Corporation, the Reporting Person, Jack E. Brown, Paul Morris, U.S. Technology Investors, LLC, GCA Strategic Investment Fund Limited, and Agincourt, L.P.

8	Subscription and Securities Purchase Agreement, dated as of February 26, 2004, by and among Axtive Corporation, the Reporting Person, B/K Venture Capital, LLP, Sandera Partners, L.P., W. Robert Dyer, Jr., Jack E. Brown, Paul Morris, U.S. Technology Investors, LLC, GCA Strategic Investment Fund Limited, and Agincourt, L.P.